Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com
December 16, 2015

M. Hughes Bates Special Counsel Securities and Exchange Commission 100 F. Street N.E. Washington, D.C. 20549
Re: American Honda Receivables LLC Amendment No 1. to Registration Statement on Form SF-3 Filed October 23, 2015 File No. 333-205883

Dear Mr. Bates:

On behalf of American Honda Receivables LLC (the “Registrant”), and in response to the letter (the “Comment Letter”) dated November 6, 2015, with respect to the above-captioned Amendment No. 1 to Registration Statement on Form SF-3 (the “Amended Draft Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Registrant, the Registrant is filing herewith Amendment No. 2 to the initial Registration Statement filed on July 27, 2015. For your convenience, we have also submitted a copy of Amendment No. 2 that has been marked to show changes from the draft submitted October 23, 2015.

The Registrant’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references refer to the marked copy of the form of prospectus or agreement, as applicable. Unless otherwise noted, “we,” “us” and similar terms refer to the Registrant, in its capacity as the registrant and the depositor under Regulation AB.

Credit Risk Retention, page 61

1.	We note your bracketed disclosure on page 62 indicating that you will provide disclosure required by Item 1124 of any material change in the depositor’s interest in the securities. Please revise the bracketed disclosure to specify that such disclosure will also be provided for any affiliate of the depositor. Refer to Item 1124 of Regulation AB.

Mayer Brown llp

Mr. M. Hughes Bates

Response: We have revised the disclosure on page 62 to specify that such disclosure will also be provided for any affiliate of the depositor.

2.	We note your responses to prior comments 8 and 10. We also note on page 64 that, in calculating the fair value of the residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Response: American Honda Finance Corporation has reviewed the prepayment speeds across all of our securitization transactions since 2010. Our historical analysis of the prepayment speeds indicates that prepayment speeds have varied greatly across all of its transactions and that there is no more accurate predictor of prepayments or of the amortization of pools of our auto retail installment sale contracts than a constant prepayment rate. In the case of auto loans, in contrast to residential mortgages, (i) there is less correlation between significant voluntary prepayments and a decline in interest rates, (ii) there is a smaller benefit of refinancing due to the short-term nature and smaller principal amount of auto retail installment sale contracts as compared with mortgages and (iii) many contracts have the benefit of manufacturer sponsored low-APR financing that obligors are less likely to refinance.

In addition, auto loan securitizations are priced using a single ABS rate, and market participants, including buyers of residual interests, typically use a single ABS rate to fair value transaction cash flows.

For the reasons stated above, we believe that the use of a constant prepayment rate to calculate the fair value of the residual interest is appropriate, and we have not made any changes to the disclosure in this regard.

3.	We note your response to prior comment 9 and re-issue in part. Please revise the disclosure on page 65 to specify that “the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation.”

Response: We have revised the disclosure on page 65 to specify that “the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation.”

Mayer Brown llp

Mr. M. Hughes Bates

Description of the Transfer and Servicing Agreement – Asset Representations Review – Delinquency Trigger, page 116

4.	We note your response to prior comment 19 and re-issue in part. The definition of “61-Day Delinquent Receivables” still includes brackets around charged-off receivables. Please revise.

Response: We have revised the definition of “61-Day Delinquent Receivables” on page 117 to remove the brackets around charged-off receivables.

Description of the Transfer and Servicing Agreement – Asset Representations Review – Asset Review Voting, page 116

5.	We note your response to prior comment 22. We also note your disclosure that if less than [5]% of the Investors by aggregate principal balance of the notes demand that a review be initiated within [45] days of publication of the delinquency trigger being met, no additional vote will be required and no asset representations review will be conducted. Please tell us how this is consistent with your disclosure that investors have up to 90 days after the delinquency trigger notice date to initiate a vote and up to 150 days after the delinquency trigger notice date to complete that vote.

Response: We have revised the disclosure on page 118 to remove the statement that if less than [5]% of the Investors by aggregate principal balance of the notes demand that a review be initiated within [45] days of publication of the delinquency trigger being met, no additional vote will be required and no asset representations review will be conducted.

Exhibits

Opinion of Mayer Brown LLP with Respect to Legality

6.	We note that the legal opinion refers to Hyundai ABS Funding Corporation. Please file a revised legal opinion for American Honda Receivables LLC with your next amendment.

Response: We have filed a revised legal opinion for American Honda Receivables LLC with this Amendment No. 2.

Form of Receivables Purchase Agreement

7.	We note your bracketed disclosure on page 13 stating “[f]or purposes of this preceding sentence, a repurchase request shall be deemed to be resolved to the reasonable satisfaction of the Requesting Party if an Asset Representations Review has been completed with respect to the Receivables underlying such request and the findings and conclusions of the Asset Representations Reviewer found no material breaches of the representations and warranties made by the RPA Seller in Section 2.03(c) of this Agreement.” This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Please revise accordingly. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the “2014 ABS Adopting Release”) (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision”).

Mayer Brown llp

Mr. M. Hughes Bates

Response: We have revised the disclosure on page 13 to remove the bracketed disclosure.

8.	We note your disclosure on page 14 that the arbitrator’s “determination will be final and non-appealable” and “by selecting arbitration, the Requesting Party waives the right to sue in court, including the right to a trial by jury.” This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration “[b]ecause we believe that investors should have access to all options available to resolve a dispute”). Please revise or advise.

Response: We have revised the disclosure on page 13 to clarify that investors may select mediation, non-binding arbitration or binding arbitration and to clarify that either party has the right to enter and enforce an arbitration award in court. In addition, either party may always attempt to confirm or vacate an arbitration award under federal or state law, and we have added clarifying language to this effect on page 14. However, we have retained the disclosure that the requesting party waives the right to sue in court if it chooses binding arbitration and that the arbitrator's ruling is final and non-appealable. We do not believe that these provisions limit the options available to investors for resolving a dispute, as investors have the right to request mediation or non-binding arbitration or to bring suit in an appropriate court at the outset. However, if an investor elects to refer a dispute to binding arbitration, they should not also have the right to pursue that dispute in court, either at the same time or after arbitration is concluded or as an appeal of an arbitration decision, as that defeats the entire purpose of arbitration and would give the investor the ability to continue to pursue remedies if it is not successful in arbitration.

9.	We also note that the restriction that the “details and/or existence of any unfulfilled repurchase request” may not be used or disclosed in any proceeding prevents a party from relying on information about repurchase requests publicly filed with the Commission on Form ABS-15G as required by Rule 15Ga-1 under the Exchange Act. Please revise to remove this restriction on the use of publicly available information that is required to be disclosed by law. Please also confirm to us that any confidentiality restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Mayer Brown llp

Mr. M. Hughes Bates

Response: We have revised the disclosure on page 15 to remove the restriction on the use of publicly available information that is required to be disclosed by law. We also confirm that any confidentiality restrictions will not infringe on the rights of noteholders to use the investor communication provisions as required by General Instruction I.B.1(d) of Form SF-3.

Form of Asset Representations Review Agreement

10.	We note on page 5 that the reasonable out-of-pocket expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

Response: We have revised page 5 of the Asset Representations Review Agreement to clarify that reasonable out-of –pocket expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid in accordance with the mediation and arbitration provisions set forth in Section 5.14 of the Receivables Purchase Agreement. Section 5.14(c) of the Receivables Purchase Agreement provides that the fees and expenses of a mediation will be allocated as mutually agreed by the parties as part of the mediation.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Stuart M. Litwin

Stuart M. Litwin

Mayer Brown LLP

cc: Hideo Moroe